RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 August 2004

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

04036569

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:-

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2004.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 8/30

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **25/08/2004 12:13:31 PM**
Reference No **RW-040825-72F0B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Entitlement date	:**04/10/2004**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Interim Dividend**
*	Entitlement description	

Interim Dividend

Period of interest payment	: to
Financial Year End	:**31/12/2004**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : 03-2178 2266

	Payment date	:**25/10/2004**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**04/10/2004**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.09**

Remarks

RM0.09 less 28% tax per ordinary share of RM0.50 each.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 June 2004. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2004

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 30.6.2004 RM'000	Preceding year corresponding quarter 30.6.2003 RM'000	Current year-to-date 30.6.2004 RM'000	Preceding year corresponding period 30.6.2003 RM'000
Revenue	**746,911**	614,186	**1,472,797**	1,304,966
Cost of sales	**(438,834)**	(394,961)	**(865,313)**	(808,030)
Gross profit	**308,077**	219,225	**607,484**	496,936
Other income	**12,561**	8,006	**18,813**	15,775
Other expenses	**(34,986)**	(40,447)	**(76,633)**	(112,196)
Profit from operations	**285,652**	186,784	**549,664**	400,515
Finance cost	**(16,693)**	(19,784)	**(32,674)**	(42,941)
Share of results of associated company	**(7,736)**	(37,353)	**(13,517)**	(39,733)
Profit from ordinary activities before taxation	**261,223**	129,647	**503,473**	317,841
Taxation	**(79,299)**	(57,773)	**(153,589)**	(123,373)
Profit from ordinary activities after taxation	**181,924**	71,874	**349,884**	194,468

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2004

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding Period
	30.6.2004	30.6.2003	30.6.2004	30.6.2003
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	**95**	97	**190**	194
Net profit for the period	**182,019**	71,971	**350,074**	194,662
Basic earnings per share (sen)	**16.67**	6.59	**32.06**	17.83
Diluted earnings per share (sen)	**16.67**	6.59	**32.06**	17.83

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 30.6.2004 RM'000	Audited As at preceding financial year end 31.12.2003 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,265,914**	3,277,533
Land held for development	**201,195**	201,197
Associated company	**2,034,863**	2,048,383
Other long term assets	**19,336**	18,050
CURRENT ASSETS		
Inventories	**44,351**	41,839
Trade and other receivables	**100,647**	79,516
Amount due from other related companies	**3,602**	4,555
Amount due from associated company	**904**	711
Short term investments	**629,870**	327,144
Bank balances and deposits	**416,435**	391,734
	1,195,809	845,499
LESS CURRENT LIABILITIES		
Trade and other payables	**335,877**	437,603
Amount due to holding company	**7,973**	12,121
Amount due to other related companies	**32,310**	32,699
Loan from holding company	**371,870**	371,870
Short term borrowings	**354,350**	50,350
Taxation	**252,580**	209,752
Dividend Payable	**74,682**	-
	1,429,642	1,114,395
NET CURRENT LIABILITIES	**(233,833)**	(268,896)
	5,287,475	5,276,267
SHARE CAPITAL	**545,922**	545,922
RESERVES	**3,872,560**	3,599,443
SHAREHOLDERS' EQUITY	**4,418,482**	4,145,365
MINORITY INTERESTS	**9,102**	9,292
LONG TERM LIABILITIES		
Long term borrowings	**675,070**	935,180
Other long term liabilities	**56,371**	54,719
Deferred taxation	**128,450**	131,711
TOTAL LONG TERM LIABILITIES	**859,891**	1,121,610
	5,287,475	5,276,267
NET TANGIBLE ASSETS PER SHARE (RM)	**4.05**	3.80

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2004

	← Non-Distributable	→		Distributable	
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2003	545,922	33,333	3,030	3,187,085	3,769,370
Net profit for the financial period	-	-	-	194,662	194,662
Appropriation: Final dividends declared for the year ended 31 December 2002 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the period	-	-	1,986	-	1,986
Balance at 30 June 2003	**545,922**	**33,333**	**5,016**	**3,310,996**	**3,895,267**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	350,074	350,074
Appropriation: Final dividends declared for the year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Other movement during the period	-	-	(2,275)	-	(2,275)
Balance at 30 June 2004	**545,922**	**33,333**	**4,521**	**3,834,706**	**4,418,482**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2004

	Unaudited Current Year-To-Date 30.06.2004 RM'000	Unaudited Current Year-To-Date 30.06.2003 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**503,473**	317,841
Adjustments for:		
Depreciation of property, plant and equipment	**99,891**	98,123
Interest expense	**32,529**	42,846
Interest income	**(7,771)**	(11,016)
Share of results of associated company	**13,517**	39,733
Goodwill written off	**-**	2,169
Gain on disposal of short term investment	**(557)**	(5,386)
Other non-cash items and adjustments	**(176)**	2,774
	137,433	169,243
Operating profit before working capital changes	**640,906**	487,084
Net change in current assets	**(24,417)**	(10,354)
Net change in current liabilities	**(11,475)**	4,918
	(35,892)	(5,436)
Cash generated from operations	**605,014**	481,648
Net tax paid	**(113,532)**	(118,617)
Retirement gratuities paid	**(70,131)**	(507)
Other net operating receipts	**2,109**	2,546
	(181,554)	(116,578)
Net Cash From Operating Activities	**423,460**	365,070
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(112,890)**	(128,465)
Investment in associated company	**(3,238)**	(37,856)
Other investments	**(52,830)**	38,099
Net Cash Used In Investing Activities	**(168,958)**	(128,222)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(32,169)**	(46,372)
Repayment of borrowings	**-**	(473,699)
Borrowings from financial institutions	**43,890**	-
Net Cash Inflow From /(Used In) Financing Activities	**11,721**	(520,071)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**266,223**	(283,223)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	**679,959**	750,900
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**946,182**	467,677
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**416,435**	303,880
Money market instruments (included in short term investments)	**529,747**	163,797
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	**946,182**	467,677

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2003.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - SECOND QUARTER ENDED 30 JUNE 2004

Part I : Compliance with Malaysia Accounting Standards Board 26 ("MASB 26") "Interim Financial Reporting"

a) *Accounting Policies and Methods of Computation*

The interim financial report is unaudited and has been prepared in accordance with MASB 26, "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2003. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2003 except for a change in the Group's accounting policy on goodwill. It had been the Group's policy to write-off goodwill arising on consolidation to the income statement when the acquisition occurs.

With effect from 1 January 2004, goodwill is recognised as an intangible asset and disclosed on the consolidated balance sheet at cost less any impairment losses. The carrying value of goodwill will be subject to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of the goodwill is impaired.

It is management's view that the change in accounting policy will result in a more appropriate presentation of goodwill in the Group's financial statements and that this is in line with international best practice.

The change in accounting policy will be applied prospectively with effect from the current financial year as the resulting adjustment that relates to prior periods is not reasonably determinable. The comparative figures are therefore not restated.

In addition, the Group has complied with new approved accounting standards that are effective and applicable in the current financial year.

MASB 32, "Property Development Activities" became operative for financial periods commencing 1 January 2004. Consequently, in compliance with the Standard, "Real property assets" has been renamed as "Land held for development".

b) *Disclosure of Audit Report Qualification and Status of Matters Raised*

The audit report of the Group's annual financial statements for the year ended 31 December 2003 was not qualified.

c) *Seasonal or Cyclical Factors*

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) *Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow*

There has not arisen in the current financial period ended 30 June 2004 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

e) *Material Changes in Estimates*

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period ended 30 June 2004 or that of prior financial years.

f) ***Changes in Debt and Equity Securities***

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current financial period ended 30 June 2004.

g) ***Dividends Paid***

No dividend has been paid for the current financial period ended 30 June 2004.

h) ***Segment Information***

Segment analysis for the financial period ended 30 June 2004 is set out below:

	Leisure & Hospitality RM' 000	Properties RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	1,456,848	3,485	12,464	-	1,472,797
Inter segment	533	3,452	20,843	(24,828)	-
	1,457,381	6,937	33,307	(24,828)	1,472,797
Results					
Segment profit	537,352	1,639	2,902		541,893
Interest income					7,771
Finance cost					(32,674)
Share of results of associated company	(13,517)				(13,517)
Profit from ordinary activities before taxation					503,473
Taxation					(153,589)
Profit from ordinary activities after taxation					349,884
Minority shareholders' interest					190
Net profit for the period					350,074

i) ***Valuation of Property, Plant and Equipment***

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2003.

j) ***Material Events Subsequent to the end of Financial Period***

There were no material events subsequent to the end of the current financial period that have not been reflected in the financial statements for the financial period ended 30 June 2004.

k) ***Changes in the Composition of the Group***

There have been no material changes in the composition of the Group for the current financial period ended 30 June 2004.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2003.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 30 June 2004 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	217,841
- not contracted	266,528
	484,369

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – SECOND QUARTER ENDED 30 JUNE 2004

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	2Q2004 RM'Mil	2Q2003 RM'Mil	% +/-	1Q2004 RM'Mil	% +/-	2004 RM'Mil	2003 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**741.9**	574.9	*+29*	714.9	*+4*	**1,456.8**	1,262.0	*+15*
Properties	**1.9**	1.4	*+36*	1.6	*+19*	**3.5**	3.1	*+13*
Proceeds from sale of quoted shares	**-**	30.7	*-100*	0.9	*-100*	**0.9**	30.7	*-97*
Others	**3.1**	7.2	*-57*	8.4	*-63*	**11.6**	9.2	*+26*
	746.9	614.2	*+22*	725.8	*+3*	**1,472.8**	1,305.0	*+13*
Profit Before Tax								
Leisure & Hospitality	**278.1**	177.1	*+57*	259.3	*+7*	**537.4**	386.5	*+39*
Properties	**0.8**	0.6	*+33*	0.8	-	**1.6**	1.4	*+14*
Others	**2.2**	4.0	*-45*	0.7	*+>100*	**2.9**	1.6	*+81*
	281.1	181.7	*+55*	260.8	*+8*	**541.9**	389.5	*+39*
Interest income	**4.5**	5.1	*-12*	3.2	*+41*	**7.8**	11.0	*-29*
Finance cost	**(16.7)**	(19.8)	*+16*	(16.0)	*-4*	**(32.7)**	(42.9)	*+24*
Share of results of associated company	**(7.7)**	(37.3)	*+79*	(5.8)	*-33*	**(13.5)**	(39.7)	*+66*
Profit before tax	**261.2**	129.7	*+101*	242.2	*+8*	**503.5**	317.9	*+58*

The Group registered revenue and profit before tax of RM746.9 million and RM261.2 million respectively for the current quarter. This is an increase of 22% and 101% respectively compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals. The lower revenue and profit before taxation in the leisure and hospitality segment and higher share of losses of Star Cruises Limited ("SCL"), an associated company, in the second quarter of 2003 were mainly due to the adverse effects of the Severe Acute Respiratory Syndrome ("SARS") outbreak in the region.

The Group registered revenue and profit before tax of RM1,472.8 million and RM503.5 million respectively for the current financial period ended 30 June 2004. This is an increase of 13% and 58% respectively compared to the previous year's corresponding period.

The increase in the current financial period's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals. The higher profit before taxation is mainly due to the adverse effects of the SARS outbreak in the region in the second quarter of 2003 and the higher donations amounting to RM22.5 million which were made in the first quarter of 2003.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM261.2 million in the current quarter as compared to RM242.2 million in the preceding quarter.

The higher profit is mainly due to better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals.

3) Prospects

In line with the government's continual policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) Taxation

Taxation charges for the current quarter and current financial period ended 30 June 2004 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2004 RM'000
Current Taxation		
Malaysian taxation	80,511	155,930
Deferred Taxation	(2,391)	(3,253)
	78,120	152,677
Share of tax in associated company	1,225	966
	79,345	153,643
Over provision in respect of prior years		
Income taxation	(46)	(46)
Deferred taxation	-	(8)
	79,299	153,589

The effective tax rate of the Group for the current quarter and current financial period ended 30 June 2004 is higher than the statutory tax rate mainly due to the non-deductibility of certain expenses for tax purpose.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the current quarter and current financial period ended 30 June 2004 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial period ended 30 June 2004 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2004 RM'000
Total purchases at cost	40,104	61,559
Total disposal proceeds	-	915
Total gain on disposals	-	557

(b) The details of the investments in quoted shares exclude the investments in associated company are set out below:

	As at 30 June 2004 RM'000
Total investments at cost	100,123
Total investments at book value	100,123
Total investments at market value	221,062

8) ***Status of Corporate Proposals Announced***

(a) On 23 June 2004, the Company announced that the shareholders of the Company have approved the Proposed Renewal of the Authority for the Purchase of Own Shares at the Twenty-Fourth Annual General Meeting of the Company held on 23 June 2004.

(b) On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, has signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. As at the date of this report, a joint venture company, Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC. The completion of the Joint Venture is awaiting the fulfilment of the other conditions precedent.

9) ***Group Borrowings and Debt Securities***

The details of the Group's borrowings are as set out below:

		As at 30 June 2004	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD 93,250	354,350
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	371,870
Long term borrowings	Unsecured	USD 177,650	675,070
			1,401,290

The borrowing denominated in Ringgit Malaysia represents loan from holding company, Genting Berhad.

10) Off Balance Sheet Financial Instruments

As at 18 August 2004, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Dates	Expiry Date
US Dollars	2,414	24/02/2004 to 09/08/2004	24/08/04 to 25/10/2004

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. On 25 April 2003, USD40 million was repaid. The balance outstanding on this loan amounts to USD160 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
16 August 2001	25 October 2001	25/04/2005 to 25/04/2006	24,000
22 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
30 August 2001	25 October 2001	25/04/2005 to 25/04/2006	16,000
08 May 2002	25 July 2002	25/04/2005	10,000
08 May 2002	25 July 2002	25/04/2006	10,000
24 July 2003	25 October 2003	25/04/2005	30,000
24 July 2003	25 October 2003	25/04/2006	30,000
Total			160,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	29/11/2004 to 27/11/2007	25,468
16 January 2004	28 May 2004	29/11/2004 to 27/11/2007	27,532
Total			53,000

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements as interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 18 August 2004.

12) Dividend Proposed or Declared

(a) (i) An interim dividend for the half year ended 30 June 2004 has been declared by the Directors.

(ii) The interim dividend for the period ended 30 June 2004 shall amount to 9.0 sen per ordinary share of 50 sen each, less 28 % tax.

(iii) The interim dividend declared for the previous year corresponding period ended 30 June 2003 amounted to 8.5 sen per ordinary share of 50 sen each, less 28 % tax.

(iv) The interim dividend shall be payable on 25 October 2004.

(v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

(I) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 4 October 2004 in respect of ordinary transfers; and

(II) Shares bought on the Bursa Malaysia on a cum entitlement basis according to the rules of the Bursa Malaysia.

(b) Total dividend payable for the current financial year-to-date is 9.5 sen per ordinary share of 50 sen each, less 28% tax.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2004 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2004 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	182,019	350,074

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2004 are as follow:

	Current quarter Number of shares	Current financial period ended 30 June 2004 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,843,334	1,091,843,334
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	22,149	35,645
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,865,483	1,091,878,979

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

25 August 2004